(d)(25)(iv)

EQ ADVISORS TRUST

AMENDMENT NO. 3 TO THE

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 3 effective as of July 1, 2015 (“Amendment No. 3”) to the Investment Advisory Agreement dated as of May 1, 2011, as amended, (“Agreement”) between AXA Equitable Funds Management Group, LLC (“FMG LLC” or “Manager”) and Franklin Advisers Inc. (“Franklin Advisers” or “Adviser”).

FMG LLC and the Adviser agree to amend the Agreement to modify the fee payable to the Adviser for investment advisory and other services the Adviser provides to the AXA/Franklin Balanced Managed Volatility Portfolio and Multimanager Mid Cap Growth Portfolio;

NOW, THEREFORE, FMG LLC and the Adviser agree to modify the Agreement as follows:

1. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser is hereby replaced in its entirety by Appendix A attached hereto.

2. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the Parties have executed and delivered this Amendment No. 3 effective as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		FRANKLIN ADVISERS, INC.

By:	/s/ Steven M. Joenk	By:	/s/ Edward B. Jamieson
	Steven M. Joenk		Name: Edward B. Jamieson
	Chairman, Chief Executive Officer and President		Title: President

APPENDIX A

AMENDMENT NO. 3

TO

INVESTMENT ADVISORY AGREEMENT

The Manager shall pay the Adviser monthly compensation computed daily at an annual rate equal to the following:

Portfolio	Annual Advisory Fee*

AXA/Franklin Balanced Managed Volatility Portfolio**

0.625% of the Related Portfolios’ average daily net assets up to and including $50 million;

0.465% of the Related Portfolios’ average daily net assets in excess of $50 million up to and including $200 million; 0.375% of the Related Portfolios’ average daily net assets in excess of $200 million up to and including $500 million;

0.35% of the Related Portfolios’ average daily net assets in excess of $500 million.

Multimanager Mid Cap Growth Portfolio**	0.65% of the Related Portfolios’ average daily net assets up to and including $200 million; and 0.55% of the Related Portfolios’ average daily net assets in excess of $200 million.

*	For purposes of determining the annual advisory fee rate pursuant to this Schedule A, the assets of the AXA/Franklin Balanced Managed Volatility Portfolio the Multimanager Mid Cap Growth Portfolio advised by the Adviser shall be aggregated with the assets of the following Portfolios’ allocated to the Adviser and its Affiliates: AXA/Templeton Global Equity Managed Volatility Portfolio, AXA/Franklin Small Cap Value Managed Volatility Portfolio, AXA/Mutual Large Cap Equity Managed Volatility Portfolio and 1290 Global Equity Managers Fund, a series of 1290 Funds (portions allocated to affiliates of the Adviser) (collectively, the “Related Portfolios”). The aggregated assets will be applied to the above schedules and the resulting effective rate shall be applied to the actual assets of the AXA/Franklin Balanced Managed Volatility Portfolio and the Multimanager Mid Cap Growth Portfolio to determine the annual advisory fee rate.
**	The Portfolio has been designated a “multi-advised portfolio” and Franklin Advisers, Inc. receives a fee based on a discrete portion of the Portfolio’s assets that have been allocated to it by the Manager.